Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225090

PROSPECTUS Supplement No. 1

Dated MAY 21, 2020

(To Prospectus dated July 26, 2018)

Common Stock

This Prospectus Supplement No. 1, dated May 21, 2020 (“Supplement No. 1”), filed by Genprex, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated July 26, 2018 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-1 Registration Statement declared effective by the Securities and Exchange Commission on July 26, 2018. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus, as amended by this Supplement No. 1, relates to the offering of 2,283,740 shares of our common stock issuable upon exercise of warrants to purchase common stock that were issued to the selling stockholders in the May 2018 private placement (collectively, the “Warrants”).

In connection with our November 2019 registered direct offering and concurrent private placement, on November 20, 2019, we agreed to reduce the exercise price of the Warrants from $4.25 per share to $0.46 per share (the “Reduced Exercise Price”).

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants held by the selling stockholders from $4.25 per share of common stock to $0.46 per share of common stock. As a result of the Reduced Exercise Price, the aggregate net proceeds that the Company expects to receive from the exercise of the Warrants (assuming all such Warrants are exercised for cash) will decrease from approximately $4.9 million to approximately $0.5 million.

Other than the reduction in the per share exercise price for the Warrants, all other terms and provisions of the Warrants remain unchanged.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is May 21, 2020